# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ACCURAY INC, CIK 0001138723
CUSIP: 004397105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1240 Deming Way, Madison, Wisconsin (WI), 53717
Date of event which requires filing of this statement: 06/06/2025
Filed by CIK 0000850401
Persons authorized to receive notices and communications: Andrew Bowden, 515 S. Flower Street, Los Angeles, California (CA), 90071, 213-244-0731

## Reporting persons
- The TCW Group, Inc., on behalf of the TCW Business Unit (CIK 0000850401): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 11,909,357; sole dispositive power 0; shared dispositive power 11,909,357; aggregate amount beneficially owned 11,909,357 (10.3% of the class)
  Comment: Row 13. The calculation of the percentage of beneficial ownership is based on (i) 103,726,251 shares of Common Stock (as defined below) outstanding as of May 31, 2025, as disclosed by the Issuer to the TCW Business Unit, plus (ii) 11,909,357 shares of Common Stock issuable upon exercise of the Warrants (as defined below).

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: ACCURAY INC
Address of issuer's principal executive offices: 1240 Deming Way, Madison, Wisconsin (WI), 53717
Comment: This statement on Schedule 13D (this "Schedule 13D") relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of Accuray Incorporated, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 1240 Deming Way, Madison, Wisconsin, 53717.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by The TCW Group, Inc. ("TCW") on behalf of itself and its direct and indirect subsidiaries, which collectively constitute The TCW Group, Inc. business unit (the "TCW Business Unit"). The TCW Business Unit is primarily engaged in the provision of investment management services. The TCW Business Unit is managed separately and operated independently.

Investment funds affiliated with The Carlyle Group, L.P. ("The Carlyle Group") hold a minority indirect ownership interest in TCW that technically constitutes an indirect controlling interest in TCW. The principal business of The Carlyle Group is acting as a private investment firm with affiliated entities that include certain distinct specialized business units that are independently operated including the TCW Business Unit.

Entities affiliated with The Carlyle Group may be deemed to share beneficial ownership of the securities reported herein. Information barriers are in place between the TCW Business Unit and The Carlyle Group. Therefore, in accordance with Rule 13d-4 under the Exchange Act, The Carlyle Group disclaims beneficial ownership of the shares beneficially owned by the TCW Business Unit and reported herein. The TCW Business Unit disclaims beneficial ownership of any shares which may be owned or reported by The Carlyle Group and its affiliates.
Residence or business address: 515 South Flower Street, Los Angeles, CA 90071
Present principal occupation or employment: This Schedule 13D is being filed by The TCW Group, Inc. ("TCW") on behalf of itself and its direct and indirect subsidiaries, which collectively constitute The TCW Group, Inc. business unit (the "TCW Business Unit"). The TCW Business Unit is primarily engaged in the provision of investment management services. The TCW Business Unit is managed separately and operated independently.
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: None.
Citizenship: NV

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The reporting person acquired beneficial ownership of (a) (i) 8,125,127 shares of Common Stock under a Common Stock Purchase Warrant issued by the Issuer to TCW Rescue Financing Fund II LP ("TCW Rescue Financing") on June 6, 2025 and (ii) 608,401 shares of Common Stock under a Common Stock Purchase Warrant issued by the Issuer to West Virginia Direct Lending LLC ("TCW Direct Lending") on June 6, 2025 ((a)(i) and (a)(ii) together, the "Premium Warrants"), which Premium Warrants are exercisable on and after six months and one day after June 6, 2025, expire on June 6, 2032 and have an exercise price of $1.68 per share of Common Stock, subject to certain adjustments, and (b) (i) 2,954,592 shares of Common Stock under a Common Stock Purchase Warrant issued by the Issuer to TCW Rescue Financing on June 6, 2025 and (ii) 221,237 shares of Common Stock under a Common Stock Purchase Warrant issued by the Issuer to TCW Direct Lending on June 6, 2025 ((b)(i) and (b)(ii) together, the "Penny Warrants" and, together with the Premium Warrants, the "Warrants"), which Penny Warrants are exercisable on and after June 6, 2025, expire on June 6, 2032 and have an exercise price of $0.01 per share of Common Stock. The Warrants were issued to the holders thereof in connection with extensions of credit made to the Issuer by affiliates of the holders of the Warrants pursuant to the Financing Agreement (as defined below). No separate consideration was paid by the holders thereof for such Warrants, and no exercise of the Warrants has occurred. Any separate exercise price under the Warrants, if applicable, would be paid using working capital funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The reporting person acquired beneficial ownership of an aggregate of 11,909,357 shares of Common Stock issuable upon exercise of the Warrants. The purpose of the issuance of the Warrants was to incentivize the holders thereof (or their affiliates) to make extensions of credit to the Issuer pursuant to a senior secured credit agreement, dated as of June 6, 2025 (the "Financing Agreement"), entered into by the Issuer, TCW Asset Management Company LLC, as collateral agent and administrative agent to the lenders ("TCW Asset Management"), and certain other parties signatory thereto. The Issuer will issue additional warrants to purchase Common Stock to TCW Rescue Financing and TCW Direct Lending if the Issuer draws the delayed draw term loans under the Financing Agreement. In connection with the entry into the Financing Agreement and the Warrants, TCW Asset Management and the Issuer also entered into a certain Governance Agreement, dated as of June 6, 2025 (the "Governance Agreement"), pursuant to which TCW Asset Management obtained the right to appoint one director and two observers to the Issuer's Board of Directors (the "Board"). The Governance Agreement is described in further detail in Item 6 below.

The reporting person intends to continuously review its equity interest in the Issuer. The reporting person may wish to engage in a constructive dialogue with officers, directors and other representatives of the Issuer, as well as the Issuer's shareholders. Topics of such discussions may include, but are not limited to, the Issuer's markets, operations, competitors, prospects, strategy, personnel, directors, ownership and capitalization. The reporting person may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. The factors that the reporting person may consider in evaluating its equity interest in the Issuer's business include the following: (i) the Issuer's business and prospects; (ii) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iii) the availability and nature of opportunities to dispose of the reporting person's equity interest; (iv) general economic conditions; (v) stock market conditions; (vi) other business and investment opportunities available to the reporting person; and (vii) other plans and requirements of the reporting person.

Depending on its assessment of the foregoing factors, the reporting person may, from time to time, modify its present intention as stated in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentages of beneficial ownership reported in this Item 5, and on the cover page to this Schedule 13D, are based on (i) 103,726,251 shares of Common Stock outstanding as of May 31, 2025, as disclosed by the Issuer to the TCW Business Unit, plus (ii) 11,909,357 shares of Common Stock issuable upon exercise of the Warrants. The cover page to this Schedule 13D for the TCW Business Unit is incorporated by reference in its entirety into this Item 5(a, b).

The TCW Business Unit holds, and thus has shared voting and dispositive power over, 11,909,357 shares of Common Stock of the Issuer (which is equal to approximately 10.3% of the number of the Issuer's issued and outstanding shares of Common Stock, including shares of Common Stock issuable upon exercise of the Warrants) through ownership of the Warrants issued by the Issuer to TCW Rescue Financing and TCW Direct Lending.
Number of shares as to which each person has sole or shared power to vote or dispose: [to be combined with Item 5(a) directly above]
Transactions in the class effected during the past sixty days: Aside from receipt of the Warrants on June 6, 2025, the reporting person has not effected any transaction involving shares of Common Stock during the 60 days prior to the filing of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: No person other than the reporting person is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the Warrants.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The responses in Items 3 and 4 are incorporated herein by reference in their entirety.

Financing Agreement

On June 6, 2025, the Issuer entered into the Financing Agreement by and among the Issuer, as borrower, TCW Asset Management, as collateral agent and administrative agent for the lenders, and certain other parties signatory thereto. The Financing Agreement provides for (a) $150 million of new five-year term loan facilities (the "Term Loan Facilities"), (b) a new $20 million delayed draw term loan facility (the "Delayed Draw Facility") and (c) a new $20 million revolving credit facility (the "Revolving Credit Facility" and, together with the Term Loan Facilities and the Delayed Draw Facility, the "Facilities").

The Facilities' stated maturity date is June 6, 2030.

The Issuer's obligations under the Financing Agreement are secured by first-priority liens on substantially all assets of the Issuer, subject to certain exceptions. The Financing Agreement requires the Issuer to cause certain of its direct and indirect subsidiaries to, within 90 days of the closing date of the Financing Agreement, grant first-priority liens on substantially all of their assets, in each case, subject to certain exceptions.

Interest on the borrowings under the Facilities is payable in arrears on the applicable interest payment date at an interest rate equal to, at the Issuer's option, either: (i) a term SOFR-based rate (subject to a 2.00% per annum floor), plus an applicable margin of 8.50%, per annum or (ii) a base rate (subject to a 3.00% per annum floor), plus an applicable margin of 7.50% per annum, up to 6.00% per annum of which may be paid in kind by capitalizing such interest and adding it to the outstanding principal balance of the Term Loan Facilities or Delayed Draw Facility, as applicable (subject to an increase in applicable margin of 1/3 of 1.00% per annum for each 1.00% per annum of interest elected to be paid in kind). The Financing Agreement requires the Issuer to pay the lenders with commitments under the Revolving Credit Facility an unused commitment fee equal to 0.50% per annum of the average unused portion of the Revolving Credit Facility.

The Financing Agreement contains restrictions and covenants applicable to the Issuer and its subsidiaries. Among other requirements, the Issuer may not permit (i) the Total Leverage Ratio (as defined in the Financing Agreement) to be greater than a certain specified ratio for each fiscal quarter during the term of the Financing Agreement, (ii) the Fixed Charge Coverage Ratio (as defined in the Financing Agreement) to be less than a certain specified ratio for each fiscal quarter during the term of the Financing Agreement or (iii) Liquidity (as defined in the Financing Agreement) to be less than a certain specified threshold for each month during the term of the Financing Agreement.

The Financing Agreement also contains customary covenants that limit, among other things, the ability of the Issuer and its subsidiaries to (i) incur indebtedness, (ii) incur liens on their property, (iii) pay dividends or make other distributions, (iv) sell their assets, (v) make certain loans or investments, (vi) merge or consolidate, (vii) voluntarily repay or prepay certain indebtedness and (viii) enter into transactions with affiliates, in each case subject to certain exceptions. The Financing Agreement contains customary representations and warranties and events of default.

As discussed in Item 4 above, upon the making of a Delayed Draw Term Loan (as defined in the Financing Agreement) under the Delayed Draw Facility, the Issuer will issue (i) warrants to purchase a number of shares of Common Stock equal to the product obtained by multiplying (A) (1) the aggregate principal amount of such Delayed Draw Term Loan divided by (2) $20,000,000, by (B) 2.0% of the number of fully diluted shares of Common Stock outstanding, measured as of the date such Delayed Draw Term Loan is incurred, rounded to the nearest whole share, by (C) eleven-fifteenths (11/15ths), with an exercise price per share equal to 110% of the 30-day volume-weighted average price of the shares of Common Stock measured as of the date such Delayed Draw Term Loan is incurred and (ii) warrants to purchase a number of shares of Common Stock equal to the product obtained by multiplying (A) (1) the aggregate principal amount of such Delayed Draw Term Loan divided by (2) $20,000,000, by (B) 2.0% of the number of fully diluted shares of Common Stock outstanding, measured as of the date such Delayed Draw Term Loan is incurred, rounded to the nearest whole share, by (C) four-fifteenths (4/15ths), with an exercise price of $0.01.

The foregoing summary of the terms of the Financing Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Financing Agreement, which is attached hereto as Exhibit 5 and incorporated by reference into this Item 6.

Governance Agreement

In accordance with the terms of the Financing Agreement, on June 6, 2025, the Issuer entered into the Governance Agreement with TCW Asset Management, pursuant to which the Issuer agreed to appoint a designee of TCW Asset Management to the Board. During the term of the Governance Agreement, TCW Asset Management shall also have the right to designate two individuals to be appointed as non-voting observers to the Board. The Governance Agreement will terminate upon the earlier of: (a) the first date on which both (i) the Issuer has paid in full all of the Obligations (as defined in the Financing Agreement) due under the Financing Agreement and (ii) TCW Asset Management, collectively with its affiliates, has legal and beneficial ownership of shares of Common Stock (including shares issuable pursuant to warrants issued by the Issuer calculated on a "cash" basis") of less than 5% of the Issuer's then-outstanding Common Stock; and (b) the mutual agreement of the Issuer and TCW Asset Management in writing.

The foregoing summary of the terms of the Governance Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Governance Agreement, which is attached hereto as Exhibit 6 and incorporated by reference into this Item 6.

Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no other contracts, arrangements, understandings, or relationships (legal or otherwise) between any reporting person and any third party with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Common Stock Purchase Warrant, dated as of June 6, 2025, by and between TCW Rescue Financing and the Issuer (the TCW Rescue Financing Premium Warrant).

Exhibit 2 - Common Stock Purchase Warrant, dated as of June 6, 2025, by and between TCW Direct Lending and the Issuer (the TCW Direct Lending Premium Warrant).

Exhibit 3 - Common Stock Purchase Warrant, dated as of June 6, 2025, by and between TCW Rescue Financing and the Issuer (the TCW Rescue Financing Penny Warrant).

Exhibit 4 - Common Stock Purchase Warrant, dated as of June 6, 2025, by and between TCW Direct Lending and the Issuer (the TCW Direct Lending Penny Warrant).

Exhibit 5 - Financing Agreement, dated as of June 6, 2025, by and among the Issuer, as borrower, TCW Asset Management, as collateral agent and administrative agent for the lenders, and certain other parties signatory thereto.

Exhibit 6 - Governance Agreement, dated as of June 6, 2025, by and between TCW Asset Management and the Issuer (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed on June 6, 2025).

## Signatures
- The TCW Group, Inc., on behalf of the TCW Business Unit: /s/ Andrew Bowden, Andrew Bowden, Executive Vice President (06/17/2025)